Exhibit 1.01
Shockwave Medical, Inc.
Conflict Minerals Report
For the Reporting Period January 1, 2022 to December 31, 2022
This Conflict Minerals Report (“CMR”) has been prepared by Shockwave Medical, Inc. (herein referred to, alternatively, as “Shockwave,” “we” and “our”). This CMR for the reporting period January 1, 2022 to December 31, 2022 is presented to comply with the final conflict minerals implementing rule (“Final Rule”) promulgated by the Securities and Exchange Commission (“SEC”), as modified by guidance issued by the SEC’s Division of Corporation Finance on April 29, 2014 and the SEC order issued on May 2, 2014. The Final Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 as codified in Section 13(p) of the Securities Exchange Act of 1934. The Final Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. “Conflict minerals” are currently defined by the SEC as cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which the SEC has currently limited to tin, tantalum and tungsten.
To comply with the Final Rule, we conducted due diligence on the origin, source and chain of custody of the conflict minerals that were necessary to the functionality or production of the products that we manufactured or contracted to manufacture to attempt to ascertain whether these conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) and financed or benefited armed groups (as defined in Section 1, Item 1.01(d)(2) of Form SD) in any of these countries.
Pursuant to guidance issued by the SEC’s Division of Corporation Finance on April 29, 2014 and the SEC order issued May 2, 2014, Shockwave is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Shockwave has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein has not been conducted.
COMPANY OVERVIEW
Shockwave is a medical device company focused on developing and commercializing products intended to transform the way calcified cardiovascular disease is treated. We aim to establish a new standard of care for medical device treatment of atherosclerotic cardiovascular disease through our differentiated and proprietary local delivery of sonic pressure waves for the treatment of calcified plaque, which we refer to as intravascular lithotripsy (“IVL”). Our IVL system (the “IVL System”), which leverages our IVL technology (the “IVL Technology”), is a minimally invasive, easy-to-use and safe way to significantly improve patient outcomes.

I.	Product Overview
Our IVL System includes a generator, connector cable and a variety of IVL catheters designed to treat Peripheral Artery Disease and Coronary Artery Disease. Our IVL System employs our IVL Technology to crack calcium through short, microsecond bursts of sonic pressure waves, which are generated within the IVL catheter, travel through the vessel, and crack calcium without harming the soft tissue. Our IVL catheters utilize multiple lithotripsy emitters that are integrated into a standard, balloon-catheter platform.

II.	Supply Chain Overview
The manufacturing of our IVL catheters is principally done at our facilities in Santa Clara, California, but a third-party contract manufacturer manufactures a portion of our demand for certain catheters.
Our electronics (i.e., generators and connector cables) are produced by original equipment manufacturing partners using our design specifications. We rely on a single or limited number of suppliers for certain raw materials and components, and we generally have no long-term supply arrangements with our suppliers, as we order on a purchase order basis. However, under our contract manufacturing arrangements for certain catheters, we make binding one-year purchase commitments, subject to certain adjustment mechanisms specified in the contract manufacturing agreement.

For purposes of this CMR, references to our “products” refer to our IVL catheters, generators and connector cables, and references to our “suppliers” refer to certain product suppliers.

III.	Conflict Minerals Analysis and Reasonable Country of Origin Inquiry
Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•	Our products contain conflict minerals that are necessary to the production or functionality of such products; and

•	We are unable to determine whether the conflict minerals present in our products originate in the Covered Countries.

IV.	Design of Due Diligence Measures
We designed our due diligence with respect to the source and chain of custody of the conflict minerals contained in our products based on the five-step framework set forth in the Third Edition of the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (the “OECD Guidance”).

V.	Due Diligence Measures Performed by Shockwave
Shockwave performed the following due diligence measures in accordance with the OECD Guidance and the Final Rule:
OECD Guidance Step #1: Establish Strong Company Management Systems

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In May 2022, we adopted a Responsible Minerals Sourcing Policy (the “Policy”) that sets forth our commitments regarding the sourcing of conflict minerals and our expectations of our suppliers regarding the same. The Policy can be found on our website at https://ir.shockwavemedical.com/esg.

•	The implementation of our RCOI and the conducting of due diligence on the source and chain of custody of our necessary conflict minerals are managed by Shockwave’s legal and quality departments.

•	The legal and quality staff responsible for conflict minerals compliance (i) have received training regarding conflict minerals compliance and (ii) are required to be familiar with the Policy and with Shockwave’s conflict minerals-related processes.

•	Material conflict minerals-related records, including completed CMRTs (as defined below), will be maintained by Shockwave for a period of five (5) years from the date of creation.

•	The Policy has been made available to suppliers on our website.

•	Interested parties can report violations of the Policy at www.shockwavemedical.ethicspoint.com.
OECD Guidance Step #2: Identify and Assess Risk in the Supply Chain

•	We undertook an analysis of our products and an analysis of our suppliers to identify parts and subassemblies that we believe could contain one or more conflict materials.

•
Based on our assessment of the likelihood that the products contain conflict minerals, we either (i) requested that suppliers complete in full the Responsible Minerals Initiative’s (the “RMI”) Conflict Minerals Reporting Template (the “CMRT”) or (ii) sent inquiries to suppliers to confirm if conflict minerals were added or used in the products supplied or in the production process and, if so, requested that such suppliers complete in full the CMRT. The CMRT is designed to request from Shockwave’s suppliers sufficient information regarding such suppliers’ practices with respect to the sourcing of conflict minerals to enable Shockwave to comply with its requirements under the Final Rule.

•	Shockwave’s legal and quality departments manage and oversee the collection of information reported on the CMRT by Shockwave’s suppliers.

OECD Guidance Step #3: Design and Implement a Strategy to Respond to Identified Risks

•	If, on the basis of areas of concern that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, we determine that a supplier is sourcing conflict minerals that are directly or indirectly financing or benefiting armed groups, we will enforce the Policy by means of a series of escalations.

•	Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers), to disengagement by Shockwave from the applicable supplier.
OECD Guidance Step #4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
Given that we do not have a direct relationship with the smelters and refiners that process the conflict minerals that are present in our products, we rely on the RMI to conduct third-party audits of smelters and refiners.
OECD Guidance Step #5: Report on Supply Chain Due Diligence
As required by the Final Rule, we have filed a Form SD and this Conflict Minerals Report as an exhibit thereto for the 2022 reporting year. The Form SD and Conflict Minerals Report are also available on our website at https://ir.shockwavemedical.com/financial-information/sec-filings.

VI.	Smelters and Refiners Identified
Based on our assessment of the likelihood that the products contain conflict minerals, we sent the CMRT to four suppliers and letters of inquiry to 47 suppliers. As a result of Shockwave’s RCOI, ten suppliers provided completed CMRTs to Shockwave and 24 suppliers stated that conflict minerals were not intentionally added or used in the products supplied to Shockwave or in the production process.
The ten suppliers that completed the CMRT identified approximately 195 smelters and refiners from which they source conflict minerals that appear on the RMI’s Standard Smelter List. Some suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers, or for other reasons. Of those smelters and refiners, 156 smelters and refiners, or approximately 80%, have successfully completed an assessment against the applicable RMI Responsible Minerals Assurance Process (“RMAP”) standard or an equivalent cross-recognized assessment.
The smelters and refiners analyzed may not be all of the smelters and refiners in our supply chain, because the suppliers did not identify all of the smelters and refiners in their supply chains, and because we did not receive responses from all suppliers. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information, and our RCOI and due diligence measures do not provide absolute certainty regarding the origin of conflict minerals contained in our products.

VII.	Steps to Mitigate Risk
We intend to take the following steps to mitigate the risk that conflict minerals benefit armed groups:

•	Continue to engage with suppliers to obtain complete CMRTs; and

•	Encourage the development of supplier capabilities to perform conflict minerals-related due diligence.

FORWARD-LOOKING STATEMENTS
Statements relating to risk mitigation and other statements herein are forward-looking in nature and are based on Shockwave’s management’s current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Shockwave’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein, and Shockwave reserves the right to change its processes and policies related to conflict minerals.

DOCUMENTS INCORPORATED BY REFERENCE
Unless otherwise expressly stated herein, any documents, third-party materials, or references to websites (including Shockwave’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.